1  NAME OF REPORTING PERSON - see pages below
2  CHECK IF MEMBER OF A GROUP - Not member of a group
3  SEC use only
4  SOURCE OF FUNDS - see pages below
5  IF DISCLOSURE OF PROCEEDINGS IS REQUIRED - Not applicable
6  CITIZENSHIP - see pages below
7  SOLE VOTING POWER - 3,577,185
8  SHARED VOTING POWER - None
9  SOLE DISPOSITIVE POWER - 3,577,185
10 SHARED DISPOSITIVE POWER - None
11 AGGREGATE AMOUNT OWNED - 3,577,185
12 IF AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES - None
13 PERCENT OF CLASS REPRESENTED -  4.85%
14 TYPE OF REPORTING PERSON - see pages below

Pursuant to State Law (Section 91 of Act No. 380 of the Public Acts of 1965, as amended), the State Treasurer, State of Michigan is the investment fiduciary for the following four State sponsored retirement systems: Public School Employees' Retirement System; State Employees' Retirement System; Michigan State Police Retirement System; and Judges' Retirement System.

The Michigan Department of Treasury's Bureau of Investments performs the investment function, under the direction and on behalf of the State Treasurer.

The aforementioned State Law created an Investment Advisory Committee comprised of the Director of the Department of Commerce, the Director of the Department of Management & Budget, or their duly authorized representatives, and three public members appointed by the Governor with the advice and consent of the Senate. The committee meets quarterly and reviews investments, goals, and objectives, and may submit recommendations to the State Treasurer. The Investment Advisory Committee may also, by a majority vote, direct the State Treasurer to dispose of any holdings which in the committee's judgement is not suitable for the funds involved, and may by unanimous vote direct the State Treasurer to make specific investments.

Act No. 314 of the Public Acts of 1965, as amended, authorizes the investment of assets of public employee retirement systems or plans created and established by the state or any political subdivision.

The acquisition of equity securities are made for investment purposes only. Investments in equity securities are made from the assets of the aforementioned four retirement systems with total assets of approximately $52.5 billion. The retirement systems derive revenue from employer and employee contributions, court fees, and investment income.

Name:  Mark A. Murray

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  State Treasurer, State of Michigan

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Samuel Valenti, III

Business Address:Valenti Capital
1400 North Woodward Avenue, Suite 130
Bloomfield Hills, Michigan  48034

Principal Occupation:  Chairperson

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America



Name:  David Sowerby

Business Address:Loomis Sayles
1533 North Woodward, Suite 300
Bloomfield Hills, MI  48304-2864

Principal Occupation:  Vice President

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America





Name:  Robert E. Swaney

Address:Charles Stewart Mott Foundation
333 West Fort Street, Suite 1900
Detroit, MI  48226-3134

Principal Occupation:  Vice President and
Chief Investment Officer

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Kathleen M. Wilbur

Business Address:Consumer & Industry Services
Director's Office
4th Floor, Law Building
Box 30004
Lansing, Michigan  48909

Principal Occupation:  Director, Michigan Department of
Consumer & Industry Services

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:	Janet E. Phipps

Business Address:	Department of Management and Budget
		Director's Office
		Cass Building, First Floor
		Box 30026
		Lansing, Michigan    48909

Principal Occupation:	Director, Michigan Department of
Management and Budget

Criminal convictions during the last five years:	None

Civil finding or violation, or injunction against violation, of
federal or state securities laws during the last five years:	None

Citizenship:	United States of America





Name:  Alan H. Van Noord

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America





Name:  Roy A. Pentilla

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Deputy Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Jacqueline M. Johnson

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Stock Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Paul R. Nelson, II

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Fixed Income Analysis
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  David C. Turner

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Alternative Investments
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  Milan J. Maat

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Short Term Investment
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  Vernon L. Johnson

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Trust Accounting Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America





Name:  Jon M. Braeutigam

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Mortgage and Real Estate
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  Richard J. Holcomb

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Quantitative Analysis
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America



ATTACHMENT A

SCHEDULE 13D

STATE TREASURER, STATE OF MICHIGAN

SIGNATURE PAGE









After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








7-28-00
_______________

Date



By:                                                  _
      Alan H. VanNoord, Director
      Bureau of Investments